UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

Hunt Corporation
(Name of Subject Company)

Hunt Corporation
(Name of Person Filing Statement)

Common Shares, Par Value $.10 per share
(Title of Class of Securities)

(CUSIP Number of Class of Securities)

445591-10-0

Dennis S. Pizzica
One Commerce Square
2005 Market Street
Philadelphia, Pennsylvania 19103-7085
(215) 656-0300
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

Copy to:
John C. Bennett, Jr., Esq.
Drinker Biddle & Reath LLP
One Logan Square
18th and Cherry Streets
Philadelphia, Pennsylvania 19103-6996
(215) 988-2700

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

BERWIND TO ACQUIRE HUNT CORPORATION

PHILADELPHIA, PA, November 12, 2002 – Hunt Corporation (NYSE:HUN) (“HUNT”), manufacturer and marketer of innovative office products, presentation and display solutions and art /framing supplies (brand names: BOSTON®, X-ACTO® and BIENFANG®), announced today that it had entered into a definitive agreement for the acquisition of all of the shares of Hunt for $12.50 per share in cash by a wholly-owned subsidiary of The Berwind Company LLC (“Berwind”). The Boards of Directors of both companies have unanimously approved the transaction.

Located in the Philadelphia area, Berwind is a global privately-owned organization that consists of a diversified group of operating companies representing 3,500 employees, approximately $1 billion in revenues, real estate investments of approximately $2 billion and funds under management of about $250 million. Berwind’s approach is to give management at its operating companies broad strategic and operating autonomy as well as supporting their efforts through ongoing capital investment.

Bradley P. Johnson, who the parties anticipate will remain as President & Chief Executive Officer of Hunt, stated, “We are elated that we will be part of the Berwind family of companies as this new relationship will allow us greater opportunity to grow Hunt. Berwind and Hunt look forward to a long relationship.”

Under the terms of the definitive agreement, a wholly-owned subsidiary of Berwind will commence a cash tender offer to acquire all of Hunt’s outstanding shares at a price of $12.50 per share. Following successful completion of the tender offer, any remaining outstanding shares of stock of Hunt will be acquired in a cash merger at the same price. The consummation of the transaction is subject to customary conditions including that at least a majority of the fully diluted shares are tendered in the tender offer, and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Certain shareholders of Hunt holding in the aggregate stock representing approximately 35% of the total outstanding shares of Hunt on a fully diluted basis have entered into a definitive agreement with Berwind under which they have agreed to tender their shares into the offer.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Hunt common stock described in this announcement has not yet commenced. At the time the offer is commenced, Berwind’s subsidiary will file a tender offer statement with the SEC, and Hunt will file a solicitation/recommendation statement with respect to the offer. Hunt’s investors and security holders are urged to read each of the tender offer statement and the solicitation/recommendation statement referenced in this press release when it becomes available because it will contain important information about the transaction.

J.P. Morgan Securities Inc. advised Hunt in this transaction.

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Caution Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995. These forward-looking statements are found in various places throughout this press release and include, without limitation, statements concerning the results of operations and businesses of Hunt and, assuming the consummation of the transaction, the acquisition of Hunt by Berwind, as well as the expected timing and conditions to closing of the transaction. While these forward-looking statements represent our judgments and future expectations concerning the development of the business and the timing and consummation of the transaction, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. More detailed information about those factors is set forth in filings to be made by Hunt and Berwind with the SEC. Neither Hunt nor Berwind is under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Where You Can Find Additional Information:

Investors and security holders may obtain a free copy of the tender offer statement and the solicitation/recommendation statement when it is available and other documents filed by Hunt and Berwind with the SEC at the SEC’s web site at www.sec.gov. The tender offer statement and the solicitation recommendation statement and these other documents may also be obtained free from Hunt, Berwind or the information agent.

Hunt Corporation, with operations in the United States and Canada, is an internationally recognized manufacturer and marketer of innovative office products and presentation and display solutions for business, education and consumer markets. Among the Company’s well-known product brand names are X-ACTO®, BOSTON® and BIENFANG®.

www.hunt-corp.com
www.berwind.com

Hunt Corporation Contact
Bradley P. Johnson, President & Chief Executive Officer, 215-841-2398
Dennis S. Pizzica, Vice President & Chief Financial Officer, 215-841-2398

Berwind Contact
Van Billet, Vice President & Chief Financial Officer, 215-575-2407